EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015
IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
	Note	2015	2015
ASSETS
Current Assets
Cash and cash equivalents		29,059,146	34,909,574
Trade and other receivables		9,248,918	6,521,154
Other current assets		206,165	313,465

Total Current Assets		38,514,229	41,744,193

Non-Current Assets
Plant and equipment		33,208	44,727
Other non-current assets		45,462	45,462

Total Non-Current Assets		78,670	90,189

Total Assets		38,592,899	41,834,382

LIABILITIES
Current Liabilities
Trade and other payables		1,770,308	2,152,015
Other financial liabilities	14	590	12,076
Provisions		579,431	554,615

Total Current Liabilities		2,350,329	2,718,706

Non-Current Liabilities
Provisions		631	2,412

Total Non-Current Liabilities		631	2,412

Total Liabilities		2,350,960	2,721,118

Net Assets		36,241,939	39,113,264

Equity
Contributed equity	7	146,879,214	146,895,714
Reserves	8	9,363,181	9,363,181
Accumulated losses		(120,000,456)	(117,145,631)

Total Equity		36,241,939	39,113,264

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in Australian dollars)
(Unaudited)

		Six months ended December 31,
	Note	2015	2014
Revenue from ordinary activities	4	77,328	92,581
Other income	4	2,779,394	3,331,429

Intellectual property expenses	5	(120,170)	(106,205)
Auditor expenses	5	(108,226)	(208,636)
Research and development expenses	5	(4,918,889)	(5,557,960)
Corporate personnel expenses	5	(858,153)	(1,097,235)
Depreciation expenses	5	(12,764)	(16,898)
Other expenses	5	(886,203)	(834,194)
Travel expenses	5	(43,821)	(78,594)
Public relations and marketing expenses	5	(93,807)	(46,610)
Foreign exchange gain	5	1,318,999	3,254,974
Gain on fair valuation of financial liabilities	5	11,487	14,653

Loss for the period		(2,854,825)	(1,252,695)

Total comprehensive loss for the period		(2,854,825)	(1,252,695)

Loss per share for loss attributable to the ordinary equity holders of the Group:		Cents	Cents
Basic and diluted loss per share (cents per share)	9	(0.53)	(0.26)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in Australian dollars)
(Unaudited)

	Six months ended December 31,
	2015	2014
Cash Flows related to Operating Activities
Payments to suppliers and employees	(7,507,761)	(8,637,807)
Interest received	73,221	113,558
Grants	56,000	112,842

Net Operating Cash Flows	(7,378,540)	(8,411,407)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment	(1,736)	(24,942)

Net Investing Cash Flows	(1,736)	(24,942)

Cash Flows related to Financing Activities
Transaction costs relating to equity issuances	-	(106,443)

Net Financing Cash Flows	-	(106,443)

Net increase (decrease) in cash and cash equivalents	(7,380,276)	(8,542,792)

Cash and cash equivalents at the beginning of reporting period	34,909,574	34,167,018
Reclassification of security deposit	152,603	-
Effects of exchange rate changes on cash and cash equivalents	1,377,245	3,428,830

Cash and cash equivalents at the end of reporting period	29,059,146	29,053,056

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in Australian dollars)

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
As at June 30, 2014	140,009,415	8,937,434	(111,260,562)	37,686,287

Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,100	-	-	1,100
Options exercised	25,488	(25,488)	-	-
Options issued	-	170,397	-	170,397
Equity to be issued	11,000	-	-	11,000
Transaction costs	(109,183)	-	-	(109,183)
	(71,595)	144,909	-	73,314

Loss for the period	-	-	(1,252,695)	(1,252,695)
Total comprehensive loss for the period	-	-	(1,252,695)	(1,252,695)

As at December 31, 2014	139,937,820	9,082,343	(112,513,257)	36,506,906

Transactions with owners in their capacity as owners:
Shares issued gross of costs	7,128,142	-	-	7,128,142
Options issued	-	280,838	-	280,838
Equity to be issued	5,500	-	-	5,500
Transaction costs	(175,748)	-	-	(175,748)
	6,957,894	280,838	-	7,238,732

Loss for the period	-	-	(4,632,374)	(4,632,374)
Total comprehensive loss for the period	-	-	(4,632,374)	(4,632,374)

As at June 30, 2015	146,895,714	9,363,181	(117,145,631)	39,113,264

Transactions with owners in their capacity as owners:
Reversal of equity to be issued	(16,500)	-	-	(16,500)
	(16,500)	-	-	(16,500)

Loss for the period	-	-	(2,854,825)	(2,854,825)
Total comprehensive loss for the period	-	-	(2,854,825)	(2,854,825)

As at December 31, 2015	146,879,214	9,363,181	(120,000,456)	36,241,939

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1:  Basis of Preparation
This general purpose financial report for the interim half year reporting period ended December 31, 2015 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and IAS 34.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended June 30, 2015 and any public announcements made by Prana Biotechnology Limited (“the Group”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report of the Group was authorized for issue by the Board of Directors on February 25, 2016.

Accounting Policies
All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2015.  Where necessary, comparatives have been reclassified and repositioned for consistency with current period disclosure.

Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern
The Group is a development stage medical biotechnology Group and as such expects to be utilizing cash until the results of its research activities have become marketable.  For the six months ended December 31, 2015, the Group incurred an operating loss of A$2.9 million (2014: Loss: A$1.3 million) and an operating cash outflow of A$7.4 million (2014: A$8.4 million). As at December 31, 2015 the net assets of the Group stood at A$36.2 million (2014: A$36.5 million) and the cash position has decreased to A$29.1 million from A$34.9 million at June 30, 2015.

Cash on hand at December 31, 2015 plus projected operating inflows are considered sufficient to meet the Group's forecast cash outflows for, at least 12 months from the date of this report.  While there is an inherent uncertainty in the Group's cash flow forecast in relation to the proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•
The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.  On November 4, 2014, the Group filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on November 27, 2014 issued a Prospectus Supplement relating to the sale of American Depositary Receipts (“ADRs”) having an aggregate offering price of up to US$50 million through an “at-the-market” (ATM) facility.

•
The Group has on issue a total of 20.01 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.17 to A$1.12.  If all unlisted options were exercised, the Group would receive consideration of A$7.52 million in total.

•
Notwithstanding, in the event that the Group does not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and re-prioritize its research and development programs.

The Group has recorded a Trade Receivable at December 31, 2015 in the amount of A$9.24 million from the Australian Tax Office.  This amount is made up of A$6.46 million in respect of its 2015 R&D claim and A$2.78 million in respect of its 2016 R&D claim.  The Group expects to receive these amounts during the 12 month period ended June 30, 2016 and 2017 respectively.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as at December 31, 2015.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

R&D Tax Incentives
The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011.  The provisions provide refundable or non-refundable tax offsets.  The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011.  A refundable tax offset equivalent to a deduction of 150% will be available to eligible small companies with an annual aggregate turnover of less than A$20 million.  Eligible companies can receive a refundable tax offset (at a rate of 45% as of December and June 2015) of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.  For the six month period to December 31, 2015 the Group has recorded an item in other income of A$2.78 million (2014: A$3.22 million) to recognize this amount which relates to this period.

Share-based Payments
The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on Black Scholes option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Note 2:  Dividends
The Group resolved not to declare any dividends for the period ended December 31, 2015.

Note 3:  Segment Information
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited.  For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer’s disease, Huntington disease and other neurodegenerative disorders.

Note 4:  Revenue and other income

	Six months ended December 31,
	2015	2014
Other revenue
Interest	77,328	92,581

Total other revenue	77,328	92,581
Other income
R&D tax incentive	2,779,343	3,218,587
Grants	-	112,842
Other	51	-

Total other income	2,779,394	3,331,429

Note 5:  Loss for the period

		Six months ended December 31,
	Note	2015	2014
Loss before income tax has been determined after:

Expenses
Intellectual property expenses		120,170	106,205
Auditor expenses		108,226	208,636
Research and development expenses	(a)	4,918,889	5,557,960

Corporate personnel expenses
- Employee expenses	(b)	465,906	447,256
- Equity payments to employees	(b)	-	170,397
- Consultant and director expenses		377,670	438,948
- Equity payments to consultants and directors		(16,500)	11,000
- Defined contribution superannuation expenses	(b)	31,077	29,634

Total corporate personnel expenses*		858,153	1,097,235

Depreciation expenses		12,764	16,898

Other expenses
- Corporate compliance		209,267	238,533
- Administrative and office expenses		454,944	417,062
- Computer expenses		9,532	16,297
- Insurance		114,233	79,193
- Office rental under operating lease		98,227	83,109

Total other expenses		886,203	834,194

Travel expenses		43,821	78,594
Public relations and marketing expenses		93,807	46,610
Foreign exchange gain		(1,318,999)	(3,254,974)
Loss (gain) on fair valuation of financial liabilities		(11,487)	(14,653)

Total expenses		5,711,547	4,676,705

* Corporate personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

	Six months ended December 31,
	2015	2014
5a) Research and development expenses:
Personnel expenses related to research and development 1	867,033	906,569
Research and development expenses	4,051,856	4,651,391

Total research and development expenses	4,918,889	5,557,960

1 Research and development expenses consist of expenses for contract research and development activities conducted by third parties on behalf of the Group.

	Six months ended December 31,
	2015	2014
5b) Employee benefits expenses
Employee expenses	819,837	1,033,225
Equity payments to employees	-	170,397
Defined contribution superannuation expenses	67,577	83,626

Total employee benefits expenses	887,414	1,287,248

Note 6:  Contingent liabilities and assets
There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 7:  Contributed equity

		As at
		December 31, 2015		June 30, 2015
	Note	No.	$A	No.	$A
Fully paid ordinary shares	(a)	533,891,470	144,177,570	533,891,470	144,194,070
Options for fully paid ordinary shares	(b)	-	2,701,644	-	2,701,644
Total Contributed equity			146,879,214		146,895,714

(a) Fully paid ordinary shares

At the beginning of reporting period	533,891,470	144,194,070	488,646,960	137,307,771
Shares issued	-	(16,500)	45,064,510	7,145,742
Shares issued upon exercise of options	-	-	180,000	25,488
Transaction costs relating to share issues	-	-	-	(284,931)
At the end of reporting period	533,891,470	144,177,570	533,891,470	144,194,070

(b) Options for fully paid ordinary shares

At the beginning of reporting period	-	2,701,644	-	2,701,644
At the end of reporting period	-	2,701,644	-	2,701,644

Note 8:  Reserves

		As at
		December 31, 2015		June 30, 2015
	Note	No.	$A	No.	$A
Options over fully paid ordinary shares	(a)	19,395,582	7,394,184	19,395,582	7,394,184
Options over ADRs	(b)	-	1,515,434	-	1,515,434
Warrants over ADRs (1 ADR = 10 ordinary shares)	(c)	612,397	453,563	612,397	453,563
Total share based payments		20,007,979	9,363,181	20,007,979	9,363,181

(a) Options over fully paid ordinary shares

At the beginning of reporting period	19,395,582	7,394,184	18,542,577	6,968,437
Options issued during the period	-	-	4,400,000	451,235
Exercise of options	-	-	(180,000)	(25,488)
Expiration of options	-	-	(3,166,995)	-
Forfeiture of options	-	-	(200,000)	-
At the end of reporting date	19,395,582	7,394,184	19,395,582	7,394,184

		As at
		December 31, 2015		June 30, 2015
	Note	No.	$A	No.	$A
(b) Options over ADRs

At the beginning of reporting period		-	1,515,434	-	1,515,434
At end of reporting period		-	1,515,434	-	1,515,434

		As at
		December 31, 2015		June 30, 2015
	Note	No.	$A	No.	$A
(c) Options over Warrants

At the beginning of reporting period		-	453,563	-	453,563
At the beginning of reporting period	(i)	612,397	-	612,397	-
At end of reporting period		612,397	453,563	612,397	453,563

i.	Warrants exercisable at A$0.17 on or before February 25, 2016.

Note 9:  Loss per share

	As at
	December 31, 2015	December 31, 2014
Basic loss per share (cents)	(0.53)	(0.26)
Diluted loss per share (cents)	(0.53)	(0.26)
	$A	$A
a) Net loss used in the calculation of basic and diluted loss per share	(2,854,825)	(1,252,695)
	No.	No.
b) Weighted average number or ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	533,891,470	488,903,862

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.  All the options on issue do not have the effect to dilute the loss per share.  Therefore all the options have been excluded from the calculation of diluted loss per share.  There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10:  Net tangible assets

	As at
	December 31, 2015		June 30, 2015
Net tangible assets	$A	36,241,939	$A	39,113,264
No. of shares		533,891,470		533,891,470

Net tangible assets per share (cents)		6.79		7.33

Note 11:  Cash flow reconciliation
	As at
	December 31, 2015		December 31, 2014
		$A		$A
(a) Reconciliation of cash flow from Operating Activities with net loss after income tax		(2,854,825)		(1,252,695)

Add back depreciation expense		13,186		16,898
Add back loss (gain) on fair value of financial liabilities		(11,487)		(14,653)
Add back share based payments expense		(16,500)		182,497
Loss (gain) on sale of plant and equipment		71		-
Increase in provisions		23,035		75,691
Increase in accounts receivable		(2,727,764)		(3,144,165)
Increase in other current assets		(46,202)		(80,261)
Increase (decrease) in accounts payable		(380,809)		(765,889)
Add back gain from foreign exchange		(1,377,245)		(3,428,830)
Net Operating Cash Flows		(7,378,540)		(8,411,407)

	As at
	December 31, 2015		June 30, 2015
(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the financial period as shown in the Consolidated Statement of Cash Flows is reconciled to items in the Consolidated Statement of Financial Position as follows:
Cash and cash equivalents	$A	29,059,146	$A	34,909,574

Note 12:  Events subsequent to reporting date

To the knowledge of management, no other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Group, the result of those operations or the state of affairs of the Group in subsequent financial years.

Note 13:  Related party transactions

Prof. Ira Shoulson provides consulting services to Prana Biotechnology in a separate capacity to his position as Non-Executive Director. Prof. Shoulson was appointed as Non-Executive Director on May 13, 2014. Total cash compensation of $133,082 was paid to Prof. Shoulson for the period July 1, 2015 to December 31, 2015 in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity transactions by the parent with its subsidiaries.

Note 14:   Financial liabilities

		December 31, 2015	June 30, 2015	December 31, 2015	June 30, 2015
	Note	No.	No.	$A	$A
Current
Warrants over ordinary shares	(a)	612,397	612,397	590	12,076

				590	12,076

(a)	Warrants to purchase ordinary shares

As per an agreement with the Alzheimer's Drug Discovery Foundation, the Group issued warrants to purchase 612,397 ordinary shares to the ADDF representing 30% of the value of the first tranche of US$350,000 grant received during the financial year ended June 30, 2011.

The warrants are convertible into ordinary shares on or before February 25, 2016 at an exercise price of A$ 0.17 per warrant.

Under IAS 132 paragraph 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to issued capital.

On initial recognition, the warrants issued to ADDF are measured at fair value on the Consolidated Statement of Financial Position.  At each reporting date the financial liability representing the warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Consolidated Statement of Comprehensive Income.

Note 15:   Financial instruments measured at fair value

The financial instruments recognised at fair value in the Consolidated Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements.  The fair value hierarchy consist of the following levels:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

During the current and previous reporting periods, none of the Group’s assets and liabilities except for other financial liabilities, had their fair value determined using the fair value hierarchy.  The other financial liabilities consisting of the convertible promissory note and warrants (as detailed in Note 14) are classified as a level 2 instrument.

The value of the gain recognised from revaluing the liability in the current reporting period was A$11,487.  The previous reporting period recognised a loss of A$14,653 from revaluing the liability.  These amounts were included in loss on fair valuation of financial liabilities in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.  No transfers between the levels of the fair value hierarchy occurred during the current or previous reporting periods.

The directors consider that the carrying amount of all other financial assets and liabilities recorded in the financial statements approximate their fair value.